Exhibit 99.1

Silvercorp Announces Takeover Offer for OreCorp

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM
•	Silvercorp offers to acquire all OreCorp Shares it does not already own for A$0.19 cash plus 0.0967 Silvercorp shares per OreCorp Share (the same consideration offered under the Scheme of Arrangement this offer is replacing)
•	Off-market takeover offer subject only to a 50.1% minimum acceptance condition (and other customary conditions)
•	Implied value of A$0.589[1] per OreCorp share represents a:
•	40% premium to OreCorp's 20-day VWAP ending August 4, 2023
•	22% premium to OreCorp's 20-day VWAP ending December 22, 2023
•	The OreCorp Board is unanimously recommending OreCorp shareholders ACCEPT the Offer in the absence of a Superior Proposal

VANCOUVER, BC, Dec. 26, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) and OreCorp Limited ("OreCorp") (ASX: ORR) have entered into a Bid Implementation Deed ("BID"), pursuant to which Silvercorp has agreed to acquire, by means of an off-market takeover offer, all of the OreCorp Shares not already owned by Silvercorp for consideration comprising 0.0967 common shares of Silvercorp ("Silvercorp Shares") and A$0.19 cash per OreCorp Share (the "Consideration"), currently equivalent to A$0.5891 per OreCorp Share (the "Offer", and overall the "Transaction").

Under the BID, Silvercorp and OreCorp have provided undertakings to each other to facilitate the Transaction. The Offer is subject to minimal conditions, including:

•	Silvercorp having a relevant interest in at least 50.1% of the OreCorp Shares;
•	no regulatory action which could reasonably be expected to restrain, impede or prohibit the Offer and completion of the Transaction;
•	no OreCorp material adverse change or prescribed occurrence (both terms defined in a customary manner); and
•	normal course listing approval for the new Silvercorp Shares to be issued

The OreCorp Board is unanimously recommending that OreCorp shareholders ACCEPT the Offer subject to their Independent Expert's Report concluding, and continuing to conclude, that the Offer is reasonable to OreCorp shareholders and there being no Superior Proposal2. Subject to those same qualifications, the OreCorp Board, who collectively hold 3.94% of the OreCorp Shares, intend to accept the Offer in respect of all OreCorp Shares they own or control.

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[1] Value attributed to Silvercorp share and implied value attributed to OreCorp Share calculated based on the 20-day volume weighted average price ("VWAP") of Silvercorp's common shares on all U.S. exchanges for the period ending December 22, 2023, converted to Australian dollars using a U.S. dollar to Australian dollar foreign exchange rate of 1.505.
[2] As defined in the Bid Implementation Deed

Silvercorp's Chairman and CEO, Dr. Rui Feng, said: "We are pleased to adjust our Transaction with OreCorp after it became clear that the previously proposed Scheme, due to outside interference, was at risk of not completing. Our Offer is subject to a very limited number of conditions. Silvercorp obtained the required approval of the Tanzania Fair Competition Commission ("FCC") approximately two months after the application was submitted.  Even if an alternative proposal is made, there is uncertainty as to whether it would be successful in receiving similar FCC approval. Accordingly, our Offer provides OreCorp Shareholders with the opportunity to receive the Consideration in a timely manner. I encourage all OreCorp Shareholders to read the forthcoming Bidder's Statement for more details about the Offer and accept the Offer as soon as possible."

This Transaction aims to create a globally diversified precious metals producer, and will provide enhanced trading liquidity, re-rating potential and the opportunity to participate in further upside from the Nyanzaga Project and Silvercorp's existing mining portfolio to shareholders of both companies. Silvercorp is well-positioned to fund and immediately move to advance Nyanzaga towards commercial production.

The development of the Nyanzaga Project is also subject to regulatory and jurisdiction risks in Tanzania. For example, the Government of Tanzania (through the Treasury Registrar) currently holds a 16% non-dilutable free carried interest (the Free Carried Interest Shares) in the share capital of Sotta Mining Corporation Limited (SMCL). In addition, the Government of Tanzania has a right to acquire, in total, up to 50% of the share capital of SMCL, determined by the total value of the tax expenditures enjoyed by SMCL. However, relevant legislation also provides that the Government of Tanzania agrees and undertakes that any increase in ownership or economic participation rights by the Government of Tanzania in addition to the 16 percent Free Carried Interest Shares will be by agreement between the parties, and that the Government of Tanzania will not unilaterally seek to increase such ownership or economic participation rights.

Silvercorp has designed, permitted and constructed multiple mining and processing facilities, requiring it to establish and maintain constructive relationships with diverse stakeholders, including communities, regulators, and various levels of government. Silvercorp looks forward to bringing its philosophy of openness, transparency and cooperation in its future dealings with the Government of Tanzania to facilitate the prompt development of Nyanzaga for the benefit of all involved.

Additional Details

The BID Deed includes market standard deal protection measures equivalent to those previously agreed under the Scheme, including "no talk" and "no due diligence" provisions (subject to a fiduciary out exception) and "no shop". It also includes notification and matching rights for Silvercorp in the event of a competing proposal. Pursuant to these deal protection measures, OreCorp has agreed, inter alia that it will not solicit, encourage or initiate any competing proposal and further, that it will not participate in any discussions or negotiations with a third party in relation to any competing proposal (unless certain conditions are satisfied, including where a failure to do so would constitute a breach of the OreCorp Board's fiduciary duties or statutory obligations).

As with the Scheme, under certain circumstances a break fee of approximately A$2.8 million will be payable by OreCorp to Silvercorp if the BID is terminated.

The Offer is not subject to the approval of the Silvercorp's shareholders and is not subject to any financing or due diligence conditions.

As of the date of this announcement, Silvercorp holds 73,889,007 OreCorp Shares, representing 15.74% of the fully paid ordinary shares of OreCorp.

Next Steps

Further detail regarding the Offer will be provided in Silvercorp's Bidder's Statement and OreCorp's Target's Statement, which are expected to be despatched shortly. The Bidder's and Target's Statements will set out important information, including how to accept the Offer and the key reasons why OreCorp shareholders should accept the Offer. The Target's Statement will include an Independent Expert's Report prepared by BDO Corporate Finance (WA) Pty Ltd.

Termination of the Scheme Implementation Deed

In conjunction with the execution of the Bid Implementation Deed, Silvercorp and OreCorp have mutually agreed to terminate the Scheme Implementation Deed dated August 5, 2023 (as amended and restated on November 23, 2023) ("SID", or "Scheme"), with effect from today. Accordingly, OreCorp is seeking orders from the Federal Court of Australia that the Scheme meeting of OreCorp shareholders proposed for January 18, 2024 no longer be held.

Advisors and Counsel

Canaccord Genuity Corp. is acting as financial advisor to Silvercorp. King & Wood Mallesons, Australia is acting as Silvercorp's Australian legal advisor.

OreCorp shareholders who have questions regarding the Offer should call the Silvercorp Information Line on 1300 290 691 (within Australia) of +61 2 9066 4081 (outside Australia) between 9:00am and 5:30pm (Sydney time) Monday to Friday, excluding public holidays in Sydney.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

No Offer or Solicitation

Silvercorp has not yet commenced the offer noted above to OreCorp shareholders. Upon commencement of the Offer, Silvercorp will dispatch the Bidder's statement to OreCorp shareholders in accordance with applicable Australian securities laws and will lodge the Bidder's Statement with the Australian Securities and Investments Commission. The Bidder's Statement will contain important information about the Offer and should be read in its entirety by OreCorp shareholders. This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer is being made solely by, and subject to the terms and conditions set out in the Bid Implementation Deed, Bidder's Statement and related offer documents.

The Silvercorp shares issuable pursuant to the takeover offer have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold in the United States or to U.S. persons unless the shares are registered under the 1933 Act, or an exemption from the registration requirements of the 1933 Act is available.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this announcement may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth) and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: organic growth; creating a globally diversified precious metals producer; providing enhanced trading liquidity; re-rating potential; future funding; statements regarding the actions of the Government of Tanzania; the opportunity to participate in further upside from mergers and acquisitions; and a potential break-up fee.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; completion and timing of the transactions described above;  receiving the necessary approvals to satisfy the conditions to the transactions; the determination of capital gains tax; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; non-controlling interest shareholders; financing; recent market events and conditions; economic factors; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; competition; operations and political conditions; regulatory environment in China, Canada, Australia and Tanzania; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; investments that are subject to risk; cybersecurity risks; internal control over financial reporting; issue of Silvercorp shares; less than 90% ownership in OreCorp; minority shareholders in OreCorp; transaction costs;  due diligence; dilution; and bringing actions and enforcing judgments under U.S. and/or Australian securities laws.

This list is not exhaustive of the factors that may affect any of Silvercorp or OreCorp's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in Silvercorp's Annual Information Form under the heading "Risk Factors". Although Silvercorp and OreCorp have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements. No representation or warranty, express or implied, is made by either Silvercorp or OreCorp that any forward-looking statement will be achieved or proved to be correct.

The forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this announcement, and other than as required by applicable securities laws, neither Silvercorp nor OreCorp assumes any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Additional information related to Silvercorp, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov, and on the Silvercorp website at www.silvercorpmetals.com.

Additional information related to OreCorp can be obtained under the Company's profile on ASX at www.asx.com.au and on OreCorp's website at www.orecorp.com.au.

Cautionary Note to United States Investors

Silvercorp's reserve and resource estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. OreCorp's resource estimates have been prepared in accordance with the requirements of the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

Australian standards and Canadian standards each differ significantly from the disclosure requirements of the Securities and Exchange Commission under subpart 1300 of Regulation S-K, and mineral reserve and resource estimates disclosed by Silvercorp and OreCorp may not be comparable to similar information disclosed by U.S. companies.

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SOURCE Silvercorp Metals Inc

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2023/26/c1681.html

%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:10e 26-DEC-23